10027061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Main Street
(No. and Street)

Minot (City) ND (State) 58703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shannon D. Radke 701-858-1590
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady Martz and Associates, P.C.
(Name - *if individual, state last, first, middle name*)

24 West Central (Address) Minot (City) ND (State) 58701 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shannon D. Radke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Funds Distributor, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Carla Brown
Notary Public
State of North Dakota
My Commission Expires Feb. 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors N/A
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit N/A
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY FUNDS DISTRIBUTOR, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
CORRIDOR INVESTORS, LLC)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2009

WITH

INDEPENDENT AUDITOR'S REPORT

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)

TABLE OF CONTENTS

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Directors
Integrity Funds Distributor, Inc.
Minot, North Dakota

We have audited the accompanying balance sheet of Integrity Funds Distributor, Inc. (a wholly-owned subsidiary of Corridor Investors, LLC) as of December 31, 2009 and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Funds Distributor, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 24, 2010

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

		2009
CURRENT ASSETS		
Cash and cash equivalents	$	164,590
Accounts and commissions receivable		4,575
Prepaid assets		12,201
Total current assets	$	181,366
TOTAL ASSETS	$	181,366

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions and fees payable	$	85,876
Accrued expenses		13,361
Total current liabilities	$	99,237
TOTAL LIABILITIES	$	99,237
STOCKHOLDER'S EQUITY		
Common stock, par value $1 per share, 50,000 shares authorized, 24,625 shares issued and outstanding	$	24,625
Additional paid-in capital		4,735,238
Accumulated deficit		(4,677,734)
TOTAL STOCKHOLDER'S EQUITY	$	82,129
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	181,366

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

		2009
INCOME		
Fee income	$	770,501
Commission and underwriting income		112,071
Interest and dividend income		2,181
Total income	$	884,753
EXPENSES		
Commission and fee expense	$	322,619
Professional fees		7,465
Advertising and promotion		19,255
Printing and postage		15,011
Dues, fees, and registrations		26,848
Compensation and benefits		257,408
Rent		28,502
Revenue sharing		37,934
Phone		3,493
Office supplies		4,662
Other expenses		90,645
Total expenses	$	813,842
INCOME BEFORE INCOME TAX EXPENSE	$	70,911
INCOME TAX EXPENSE		(44,800)
NET INCOME	$	26,111

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2009	$ 24,625	$ 4,609,721	$ (4,172,726)	$ 461,620
Net Income	-	-	26,111	26,111
Dividends	-	-	(531,119)	(531,119)
Capital Contributed	-	125,517	-	125,517
Balance, December 31, 2009	$ 24,625	$ 4,735,238	$ (4,677,734)	$ 82,129

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

		2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	26,111
Adjustments to reconcile net income to net cash provided by operating activities:		
Effects on operating cash flows due to changes in:		
Accounts and commissions receivable		48,421
Prepaid assets		7,720
Commissions and fees payable		14,740
Accrued expenses		15,837
Net cash provided by operating activities	$	112,829
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed	$	125,517
Dividends paid		(531,119)
Net cash used by financing activities	$	(405,602)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(292,773)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		457,363
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	164,590
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$	44,800

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Integrity Funds Distributor, Inc. are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Corridor Investors, LLC (the "Parent"). Integrity Fund Services, Inc. and Viking Fund Management LLC are also a wholly-owned subsidiary of the Parent. Integrity Funds Distributor, Inc. was previously owned by Capital Financial Holdings Inc. and acquired by Corridor Investors, LLC on July 31, 2009. The Company's primary business is as the principal underwriter and distributor of "Integrity Viking Mutual Funds," "Integrity Managed Portfolios," "Viking Mutual Funds", and "The Integrity Funds," hereinafter collectively referred to as "the Funds."

Cash and Cash Equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Accounts and Commissions Receivable - The Company's receivables consist primarily of fees charged to the affiliated funds for distribution services. Management believes all of the receivables are collectible based on historical experience, and has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations - Substantially all of the Company's revenue is derived from fees charged to the Funds mentioned above. All trade receivables are due from the Funds. The Company is economically dependent upon the operating results of the Funds.

Income Taxes – Prior to August 1, 2009 the Company was included in the consolidated income tax returns filed by the previous parent company, Capital Financials Holdings Inc., and income taxes were calculated at the Company's pre-tax book income. Subsequent to the acquisition of the Company by Corridor Investors, LLC, the Company will file a separate income tax return for the period August 1, 2009 to December 31, 2009. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence. It is the opinion of management that the Company has no significant uncertain tax provisions that would be subject to change upon examination. The Federal income tax returns of the Company are subject to examination by the IRS generally for three years after filing.

12b-1Revenue - 12b-1 revenue is recognized in the period in which it is earned.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **INCOME TAXES**

Prior to August 1, 2009 the Company was included in the consolidated income tax return of its parent. The Company had a tax liability of $44,800 on July 31, 2009 that was paid to the previous parent. There was no tax liability incurred from August 1 through December 31, 2009 due to a net loss during this period. The tax provisions consisted of the following:

		2009
Federal	$	38,800
State		6,000
Total	$	44,800

A reconciliation of the differences between the expected income tax expense as computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

		2009
Expected income tax expense at the U.S. statutory rate	$	38,800
The affect of:		
Increase due to state taxes, net of U.S. federal income tax effects		6,000
Income tax expense	$	44,800

The net loss generated from August 1 to December 31, 2009 will provide no future economic benefit because the Company was converted to a Limited Liability Company effective January 1, 2010. (See note 7) The net loss cannot be passed on as a future tax deduction to the newly formed LLC.

NOTE 4 - **RELATED PARTY TRANSACTIONS**

The transactions between Integrity Funds Distributor, Inc., Capital Financial Holdings, Inc. (formerly known as Integrity Mutual Funds, Inc.), Capital Financial Services, Inc. (a subsidiary of Capital Financial Holdings, Inc.), Corridor Investors, LLC and the Funds are summarized below:

		2009
Commission and other fee income from funds	$	817,310
Commission and other fees paid to Capital Financial Services, Inc.	$	35,903
Commission and other fees paid to Corridor Investors, LLC	$	2,858
Commission and other fees received from Capital Financial Services, Inc.	$	2,870
Compensation and benefits paid to Capital Financial Services, Inc.	$	2,660
Compensation and benefits paid to Capital Financial Holdings, Inc.	$	47,360
Compensation and benefits paid to Corridor Investors, LLC	$	125,202
Management and equipment rental fees paid to Corridor Investors, LLC	$	63,333
Rent paid to Capital Financial Holdings, Inc.	$	6,930
Rent paid to Corridor Investors LLC	$	4,000
Other expenses paid to Capital Financial Holdings, Inc.	$	2,240
Other expenses paid to Corridor Investors, LLC	$	5,229

There were no payables or receivables on December 31, 2009 as a result of these transactions.

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $65,353, which was $40,353 in excess of its minimum required net capital of $25,000. The Company's net capital ratio was 1.52 to 1.

NOTE 6 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense was $19,255 for the year ended December 31, 2009.

NOTE 7 - **SUBSEQUENT EVENTS**

On January 2, 2010 the Company changed its name from Integrity Funds Distributor, Inc. to Integrity Funds Distributor, LLC. The name change is a result of the Company changing from a C-Corporation to a Limited Liability Company. Subsequent events above were evaluated through February 24, 2010 which is the date these financials statements were issued.

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2009

		2009
NET CAPITAL		
Total stockholder's equity	$	82,129
Less non-allowable assets:		
Prepaid assets		(12,201)
Accounts and commissions receivable		(4,575)
Net capital	$	65,353
AGGREGATE INDEBTEDNESS		
Commission and fees payable	$	85,876
Accrued expenses		13,361
Total aggregate indebtedness	$	99,237
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement[1]	$	25,000
Excess net capital at 1500%[2]	$	58,737
Excess net capital at 1000%[2]	$	55,429
Ratio: Aggregate indebtedness to net capital		1.52 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	65,353
Net audit adjustments to allowable assets		-
Net capital per above	$	65,353

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$	6,616
1000%	$	9,924

SUPPLEMENTARY INFORMATION

INTEGRITY FUNDS DISTRIBUTOR, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2008 AND 2007

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is not required.

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Stockholder and Directors
Integrity Funds Distributor, Inc.
Minot, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Integrity Funds Distributor, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 *(CONTINUED)*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, State Securities Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by, anyone other than these specified parties.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 24, 2010